UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 29, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

Infineon Technologies AG (the “Company”) is submitting on this Report on Form 6-K a press release dated July 29, 2009 announcing its results for the third quarter of the 2009 fiscal year.
The press release submitted on this Report on Form 6-K is being furnished for informational purposes only and is not incorporated by reference into, and does not form a part of, the Registration Statement on Form F-3 filed by the Company on July 16, 2009 in connection with a rights offering of up to 337,000,000 ordinary shares, including ordinary shares represented by American depositary shares.

News Release/Presseinformation
Infineon reports third quarter revenues up 13 percent quarter-on-quarter and significant improvement in earnings
Free cash flow from continuing operations of Euro 152 million
Neubiberg, Germany – July 29, 2009 – Infineon Technologies AG (FSE: IFX / OTCQX: IFNNY) today reported results for the third quarter of the 2009 fiscal year, ended June 30, 2009.
Infineon’s revenues in the third quarter were Euro 845 million, up 13 percent compared to the second quarter and down 18 percent year-over-year. Infineon’s third quarter Segment Result1 improved significantly compared to the previous quarter, net loss was Euro 23 million.

	3 months	year-on-	3 months		3 months
	ended	year	ended	sequential	ended
in Euro million	Jun 30, 08	+/- in %	Mar 31, 09	+/- in %	Jun 30, 09

Revenue	1,029	(18)	747	13	845
Income (loss) from continuing operations	50	—	(150)	87	(20)
Loss from discontinued operations, net of income taxes	(429)	99	(108)	97	(3)
Net loss	(379)	94	(258)	91	(23)

Basic and diluted earnings (loss) per share from continuing operations (in Euro)	0.06	—	(0.20)	85	(0.03)
Basic and diluted loss per share from discontinued operations (in Euro)	(0.45)	100	(0.12)	100	–
Basic and diluted loss per share (in Euro)	(0.39)	92	(0.32)	91	(0.03)
“Thanks to higher sales, higher factory loading and the cost savings from our IFX10+ cost-reduction program, we improved our operational performance considerably during the third quarter compared to the previous quarter. Together with strict cash management, we generated positive free cash flow from continuing operations2 of Euro 152 million and reduced our net debt position significantly”, said Peter Bauer, CEO of Infineon Technologies AG.

[1]	For a definition of Segment Result and a reconciliation to operating income (loss), please see the pages 7 and 8 of this release.

[2]	For a reconciliation of free cash flow to net cash provided by (used in) operating activities from continuing operations, please see page 10 of this release.

For the Finance and Business Press: INFXX200907-071e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

During the third quarter, Infineon implemented a series of measures to improve its balance sheet and to achieve a more focussed product portfolio. The company launched a cash tender offer for a portion of its outstanding bonds and issued new convertible bonds. In July 2009, it announced the sale of its Wireline Communications business and launched the pending rights offering, backstopped by Apollo. “If successful, these steps would complete the refinancing of the company”, said Peter Bauer.
The sequential increase in revenues reflects increased revenues in all of the company’s five operating segments. The Wireless Solutions (WLS) segment achieved by far the strongest percentage increase in revenues, with the segments Industrial & Multimarket (IMM), Automotive (ATV), Wireline Communications (WLC), and Chip Card & Security (CCS) following at some distance.
Third quarter earnings improved significantly compared to the second quarter. The drivers of the improvement included significant cost reductions, mainly due to the IFX10+ cost-reduction program, higher factory loading as Infineon carefully adjusted production according to the improved demand environment, and higher sales levels driven by the company’s strong product portfolio. All of the company’s operating segments achieved positive Segment Result, except the ATV segment which posted a Segment Result of negative Euro 17 million.
Net loss from continuing operations for the third quarter was Euro 20 million, resulting in basic and diluted loss per share from continuing operations of Euro 0.03. For the second quarter, net loss from continuing operations was Euro 150 million, and basic and diluted loss per share from continuing operations was Euro 0.20.
Infineon reported loss from discontinued operations, net of income taxes, of Euro 3 million for the third quarter. As a result of Qimonda’s application to open insolvency proceedings on January 23, 2009, Infineon deconsolidated Qimonda during the second quarter.
For the third quarter, Infineon reported group net loss of Euro 23 million, and basic and diluted loss per share of Euro 0.03.
In the third quarter, Infineon’s free cash flow from continuing operations was Euro 152 million, compared to a free cash flow from continuing operations of negative Euro 22

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Worldwide Headquarters:	Name:	Phone:	Email:
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Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

million in the second quarter. This strong improvement was driven by improved operating results and the company’s strict cash management.
▪	Through the company’s IFX10+ cost-reduction program, Infineon achieved significant cost reductions, also in the third quarter. Infineon’s operating expenses decreased by Euro 88 million compared to the fourth quarter of the 2008 fiscal year, which the company believes was principally due to the IFX10+ cost-reduction program. This figure includes cost savings resulting from reduced working hours and unpaid leave.

▪	In addition, Infineon contained capital expenditures (CapEx) to Euro 27 million in the third quarter, including capitalized intangible assets, while depreciation and amortization was Euro 133 million.

▪	Within working capital [3], each of trade and other receivables, and inventories declined by Euro 22 million in the third quarter, while trade and other payables increased by Euro 63 million, compared to the previous quarter. In total, the company reduced net working capital by Euro 36 million during the third quarter.

▪	Free cash flow from continuing operations of Euro 152 million for the third quarter also included cash inflow of Euro 17 million from the German bank deposit protection fund following the insolvency of Lehman Brothers and cash outflows of approximately Euro 25 million in connection with the IFX10+ cost-reduction program.
Due to the strong free cash flow, Infineon reduced its net debt position at book values by Euro 170 million to Euro 151 million on June 30, 2009 compared to Euro 321 million on March 31, 2009.
Outlook for the fourth quarter
Reflecting the pending sale of the WLC business, Infineon will classify this business as discontinued operations in its consolidated financial statements for the fiscal quarter and fiscal year ending September 30, 2009, effective as of the fourth quarter.
Infineon expects group revenues to grow in the fourth quarter compared to the third quarter — on a comparable basis, excluding the WLC segment. The company anticipates the revenue increase to be driven in particular by the segments ATV and IMM.

[3]	For a calculation of Working Capital, please see page 8 of this release.

For the Finance and Business Press: INFXX200907-071e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Infineon plans continued, but cautious increases in production levels in the fourth quarter as it adapts capacity loadings to the improved demand. Together with the benefits of anticipated higher sales levels and continued tight cost control, the company therefore expects Segment Result — on a comparable basis, excluding the WLC segment — to improve as well.
For the 2009 fiscal year, Infineon now expects depreciation and amortization to exceed the previous forecast level of Euro 500 million.
The successful sale of the WLC business and the successful completion of the rights offering are expected to lead to a solid balance sheet. Infineon intends to use this strength and concentrate its resources on the four remaining segments, exploiting the growth potential offered by the overall drivers of energy efficiency, communications, and security. At the same time, the company plans to maintain a high level of cost and cash flow discipline.
All segments posted improved revenues and Segment Result in the third quarter

	3 months		3 months		3 months
	ended	year-on-year	ended	sequential	ended	in % of
in Euro million	Jun 30, 2008	+/- in %	Mar 31, 2009	+/- in %	Jun 30, 2009	revenue

Infineon Total
Revenue	1,029	(18)	747	13	845	100
Total Segment Result	52	(85)	(110)	+++	8
Automotive (ATV)
Segment Revenues	311	(34)	189	9	206	24
Segment Result	36	—	(65)	74	(17)
Industrial & Multimarket (IMM)
Segment Revenues	279	(21)	193	15	221	26
Segment Result	29	(69)	(7)	+++	9
Chip Card & Security (CCS)
Segment Revenues	113	(27)	80	3	82	10
Segment Result	10	(60)	(8)	+++	4
Wireless Solutions (WLS)
Segment Revenues	205	22	204	23	251	30
Segment Result	(23)	+++	(29)	+++	19
Wireline Communications (WLC)
Segment Revenues	108	(22)	79	6	84	10
Segment Result	5	40	1	+++	7
Other Operating Segments (OOS)
Segment Revenues	25	(96)	2	(50)	1	0
Segment Result	(4)	75	(3)	67	(1)
Corporate and Eliminations (C&E)
Segment Revenues	(12)	100	—	—	—	0
Segment Result	(1)	—	1	—	(13)
In the third quarter, revenues in the ATV segment increased compared to the previous quarter, mainly due to improved demand worldwide for smaller-sized cars in the context

For the Finance and Business Press: INFXX200907-071e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

of national car-scrap bonus programs in Europe and an economic stimulus program in China. In Europe and Japan, the end of customers’ de-stocking in the supply chain and slightly increased customer demand added to the segment’s revenue increase, whereas the US car market was still affected by continued market weakness. ATV Segment Result improved strongly on a sequential basis, due to the positive effects of higher production levels, cost savings, and the increase in revenues.
Revenues in the IMM segment increased compared to the second quarter, driven by stronger end customer demand for computing, communications and industrial products. IMM Segment Result improved significantly compared to the previous quarter and was positive. The principal drivers were besides cost savings again the higher sales volumes as well as improved factory loading.
Revenues in the CCS segment increased slightly compared to the second quarter, as stronger revenues in the segment’s SIM card business were partially offset by lower revenues in the segment’s ID business. The segment achieved positive Segment Result in the third quarter with a significant increase in sequential earnings, reflecting principally the overall increase in factory utilization.
In the third quarter, revenues in the WLS segment increased significantly on a sequential basis, mainly due to increased demand of some major mobile phone platform customers for both HSDPA and Ultra Low Cost solutions. WLS Segment Result increased significantly and was positive, reflecting the increase in revenues and higher production levels.
Revenues in the WLC segment in the third quarter increased compared to the second quarter, mostly driven by the Customer Premises Equipment (CPE) business. Here, the segment ramped several high-end Integrated Access Devices (IAD) projects at major European carriers, and continued to ramp its system-on-a-chip for the low-cost ADSL market. WLC Segment Result increased on a sequential basis, mainly due to the increase in revenues and improved factory loading. On July 7, 2009, Infineon entered into an asset purchase agreement with an entity affiliated with Golden Gate Private Equity, Inc. to sell the WLC business. This sale is expected to close in the fall of 2009.
All amounts are unaudited. Following the publication of its prospectus on July 16, 2009 and until the completion of its announced rights offering, the Company is subject to certain legal restrictions with respect to the presentation of non-GAAP financial measures and forward-looking information. As such, the presentation of certain information in this press release may differ from the company’s usual practice.
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Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

FINANCIAL INFORMATION
According to IFRS — Unaudited
Condensed Consolidated Statements of Operations

	3 months ended			9 months ended
in Euro million	Jun 30, 08	Mar 31, 09	Jun 30, 09	Jun 30, 08	Jun 30, 09
Revenue	1,029	747	845	3,168	2,422
Cost of goods sold	(673)	(634)	(610)	(2,063)	(1,922)
Gross profit	356	113	235	1,105	500
Research and development expenses	(169)	(122)	(125)	(520)	(396)
Selling, general and administrative expenses	(145)	(110)	(108)	(415)	(330)
Other operating income	55	15	4	103	22
Other operating expense	(12)	(39)	(11)	(51)	(61)
Operating income (loss)	85	(143)	(5)	222	(265)
Financial income	6	21	19	37	100
Financial expense	(37)	(32)	(31)	(125)	(119)
Income from investments accounted for using the equity method, net	1	2	2	3	5
Income (loss) from continuing operations before income taxes	55	(152)	(15)	137	(279)
Income tax benefit (expense)	(5)	2	(5)	(28)	(7)
Income (loss) from continuing operations	50	(150)	(20)	109	(286)
Loss from discontinued operations, net of income taxes	(429)	(108)	(3)	(2,972)	(399)
Net loss	(379)	(258)	(23)	(2,863)	(685)
Attributable to:
Minority interests	(87)	(19)	1	(639)	(48)
Shareholders of Infineon Technologies AG	(292)	(239)	(24)	(2,224)	(637)

Basic and diluted earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro)*:

Weighted average shares outstanding (in million) — basic and diluted	750	750	750	750	750
Basic and diluted earnings (loss) per share from continuing operations	0.06	(0.20)	(0.03)	0.11	(0.38)
Basic and diluted loss per share from discontinued operations	(0.45)	(0.12)	—	(3.08)	(0.47)
Basic and diluted loss per share	(0.39)	(0.32)	(0.03)	(2.97)	(0.85)

*	Quarterly earnings (loss) per share may not add up to year-to-date earnings (loss) per share due to rounding.
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Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Segment Revenues and Segment Results
We define Segment Result as operating income (loss) excluding asset impairments, net of reversals, restructuring and other related closure costs, share-based compensation expense, acquisition-related amortization and gains (losses), gains (losses) on sales of assets, businesses, or interests in subsidiaries, and other income (expense), including litigation settlement costs. Gains (losses) on sales of assets, businesses, or interests in subsidiaries, include, among others, gains or losses that may be realized from potential sales of investments and activities.
Segment Results and Revenues
for the three and nine months ended June 30, 2008 and 2009

	3 months ended			9 months ended
Revenue in Euro million	Jun 30, 08	Jun 30, 09	+/- in %	Jun 30, 08	Jun 30, 09	+/- in %

Automotive	311	206	(34)	945	601	(36)
Industrial & Multimarket	279	221	(21)	846	648	(23)
Chip Card & Security	113	82	(27)	350	253	(28)
Wireless Solutions(1)	205	251	22	655	652	(0)
Wireline Communications(2)	108	84	(22)	316	251	(21)
Other Operating Segments(3)	25	1	(96)	148	11	(93)
Corporate and Eliminations(4)	(12)	—	100	(92)	6	+++

Total	1,029	845	(18)	3,168	2,422	(24)

	3 months ended			9 months ended
Segment Result in Euro million	Jun 30, 08	Jun 30, 09	+/- in %	Jun 30, 08	Jun 30, 09	+/- in %

Automotive	36	(17)	—	84	(138)	—
Industrial & Multimarket	29	9	(69)	78	4	(95)
Chip Card & Security	10	4	(60)	46	(5)	—
Wireless Solutions	(23)	19	+++	(21)	(54)	—
Wireline Communications(2)	5	7	40	12	10	(17)
Other Operating Segments	(4)	(1)	75	3	(5)	—
Corporate and Eliminations	(1)	(13)	—	(3)	(16)	—

Total	52	8	(85)	199	(204)	—

(1)	Includes revenue of €1 million for the three months ended June 30, 2008, and €9 million and €1 million for the nine months ended June 30, 2008 and 2009, respectively, from sales of wireless communication applications to Qimonda.

(2)	On July 7, 2009, the Company entered into an asset purchase agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009.

(3)	Includes revenue of €8 million for the three months ended June 30, 2008 and €78 million for the nine months ended June 30, 2008 from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(4)	Includes the elimination of revenue of €9 million for the three months ended June 30, 2008 and €87 million and €1 million for the nine months ended June 30, 2008 and 2009, respectively, since these revenues were not part of the Qimonda disposal plan.
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Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Segment Results and Revenues

for the three months ended March 31, 2009 and June 30, 2009

	3 months ended
Revenue in Euro million	Mar 31, 09	Jun 30, 09	+/- in %

Automotive	189	206	9
Industrial & Multimarket	193	221	15
Chip Card & Security	80	82	3
Wireless Solutions	204	251	23
Wireline Communications(1)	79	84	6
Other Operating Segments	2	1	(50)
Corporate and Eliminations	—	—	—

Total	747	845	13

	3 months ended
Segment Result in Euro million	Mar 31, 09	Jun 30, 09	+/- in %

Automotive	(65)	(17)	74
Industrial & Multimarket	(7)	9	+++
Chip Card & Security	(8)	4	+++
Wireless Solutions	(29)	19	+++
Wireline Communications(1)	1	7	+++
Other Operating Segments	(3)	(1)	67
Corporate and Eliminations	1	(13)	—

Total	(110)	8	+++

(1)	On July 7, 2009, the Company entered into an asset purchase agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009.
Reconciliation of operating income (loss) to Segment Result

	3 months ended			9 months ended
in Euro million	Jun 30, 08	Mar 31, 09	Jun 30, 09	Jun 30, 08	Jun 30, 09

Operating income (loss)	85	(143)	(5)	222	(265)
Asset impairments, net of reversals	2	1	(2)	—	(1)
Restructuring charges, net of reversal, and other related closure costs	2	3	(7)	11	(1)
Share-based compensation expense	1	1	1	4	2
Acquisition-related amortization and losses	7	6	6	21	18
(Gains) losses on sales of assets, businesses or interests in subsidiaries	(45)	16	1	(59)	18
Other expense (income), net	—	6	14	—	25

Total	52	(110)	8	199	(204)

Working Capital

Working Capital in Euro million	March 31, 2009	June 30, 2009

Total current assets	1,883	2,048
Cash and cash equivalents	(532)	(767)
Available-for-sale financial assets	(133)	(104)
Assets classified as held for disposal	(6)	(5)
Total current liabilities	(1,240)	(1,700)
Short-term debt and current maturities of long-term debt	170	634
Liabilities associated with assets classified as held for diposal	—	—

Total	142	106

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Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Condensed Consolidated Balance Sheets

in Euro million	Sep 30, 08	Jun 30, 09

Assets
Current assets:
Cash and cash equivalents	749	767
Available-for-sale financial assets	134	104
Trade and other receivables	799	496
Inventories	665	521
Income tax receivable	29	13
Other current financial assets	19	29
Other current assets	124	113
Assets classified as held for disposal	2,129	5

Total current assets	4,648	2,048

Property, plant and equipment	1,310	1,011
Goodwill and other intangible assets	443	423
Investments accounted for using the equity method	20	24
Deferred tax assets	400	396
Other financial assets	133	114
Other assets	28	21

Total assets	6,982	4,037

in Euro million	Sep 30, 08	Jun 30, 09

Liabilities and equity
Current liabilities:
Short-term debt and current maturities of long-term debt	207	634
Trade and other payables	506	365
Current provisions	424	415
Income tax payable	87	97
Other current financial liabilities	63	43
Other current liabilities	263	146
Liabilities associated with assets classified as held for disposal	2,123	—

Total current liabilities	3,673	1,700

Long-term debt	963	388
Pension plans and similar commitments	43	35
Deferred tax liabilities	19	15
Long-term provisions	27	105
Other financial liabilities	20	6
Other liabilities	76	84

Total liabilities	4,821	2,333

Shareholders’ equity:
Ordinary share capital	1,499	1,499
Additional paid-in capital	6,008	6,041
Accumulated deficit	(5,252)	(5,889)
Other components of equity	(164)	(3)

Total equity attributable to shareholders of Infineon Technologies AG	2,091	1,648

Minority interests	70	56

Total equity	2,161	1,704

Total liabilities and equity	6,982	4,037

For the Finance and Business Press: INFXX200907-071e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Infineon Regional Sales Development

	3 months ended			9 months ended
Regional sales in %	Jun 30, 08	Mar 31, 09	Jun 30, 09	Jun 30, 08	Jun 30, 09

Germany	21%	20%	17%	21%	19%
Other Europe	20%	19%	17%	19%	18%
North America	12%	9%	13%	13%	11%
Asia/Pacific	41%	47%	48%	40%	46%
Japan	4%	4%	4%	5%	5%
Other	2%	1%	1%	2%	1%

Total	100%	100%	100%	100%	100%

Europe	41%	39%	34%	40%	37%

Outside Europe	59%	61%	66%	60%	63%

Employees

	June 30, 08	Mar 31, 09	Jun 30, 09

Infineon (1)	29,356	26,362	26,108

(1)	Excludes employees of Qimonda. As of June 30, 2008, March 31, 2009 and June 30, 2009, 6,311, 6,019, and 5,947 Infineon employees, respectively, were engaged in research and development.
Condensed Consolidated Statements of Cash Flows
Gross and Net Cash/(Debt) Position*
Infineon defines gross cash position as cash and cash equivalents and available-for-sale financial assets, and net cash/(debt) position as gross cash position less short-term debt and current maturities of long-term debt, and long-term debt. Since Infineon holds a portion of its available monetary resources in the form of readily available-for-sale financial assets, which for IFRS purposes are not considered to be “cash”, it reports its gross and net cash/(debt) positions to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash/(debt) position is determined as follows from the condensed consolidated balance sheets, without adjustment to the IFRS amounts presented:

*	Includes only amounts from continuing operations.

in Euro million	Jun 30, 08	Mar 31, 09	Jun 30, 09

Cash and cash equivalents	408	532	767
Available-for-sale financial assets	429	133	104

Gross Cash Position	837	665	871

Less: Short-term debt and current maturities of long-term debt	193	170	634
Long-term debt	974	816	388

Net Cash/(Debt) Position	(330)	(321)	(151)

Free Cash Flow*
Infineon defines free cash flow as net cash from operating and investing activities excluding purchases or sales of available-for-sale financial assets. Since Infineon holds a portion of its available monetary resources in the form of available-for-sale financial assets, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from the condensed consolidated cash flow statements:

*	Includes only amounts from continuing operations.

	3 months ended			9 months ended
in Euro million	Jun 30, 08	Mar 31, 09	Jun 30, 09	Jun 30, 08	Jun 30, 09

Net cash provided by (used in) operating activities from continuing operations	156	(70)	172	305	107
Net cash provided by (used in) investing activities from continuing operations	137	53	(2)	(757)	29
Adjusted for: Net proceeds from (sales) purchases of available-for-sale financial assets	(171)	(5)	(18)	246	(28)

Free Cash Flow	122	(22)	152	(206)	108

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Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Condensed Consolidated Statements of Cash Flows (in Euro million)

	3 months ended
	Jun 30, 08	Mar 31, 09	Jun 30, 09

Net loss	(379)	(258)	(23)
Less: net loss from discontinued operations	429	108	3

Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Net cash provided by (used in) operating activities
Depreciation and amortization	142	137	133
Provision for (recovery of) doubtful accounts	1	(2)	(1)
(Losses) gains on sales of current available-for-sale financial assets	1	—	2
Losses (gains) on sales of businesses and interests in subsidiaries	(38)	17	—
Losses on disposals of property, plant, and equipment	(4)	—	1
Income from investments accounted for using the equity method	(1)	(2)	(2)
Impairment charges	—	1	(2)
Stock-based compensation	1	1	1
Deferred income taxes	(7)	(4)	—
Changes in operating assets and liabilities:
Trade and other receivables	61	(89)	7
Inventories	(68)	119	23
Other current assets	(20)	25	1
Trade and other payables	14	(17)	66
Provisions	25	(47)	(4)
Other current liabilities	23	(63)	(13)
Other assets and liabilities	14	4	18
Interest received	11	6	1
Interest paid	(41)	(4)	(35)
Income tax received	(8)	(2)	(4)

Net cash provided by (used in) operating activities from continuing operations	156	(70)	172

Net cash used in operating activities from discontinued operations	(147)	(44)	(10)

Net cash used in operating activities	9	(114)	162

Cash flows from investing activities:
Purchases of available-for-sale financial assets	(80)	—	(30)
Proceeds from sales of available-for-sale financial assets	251	5	48
Proceeds from sales of businesses and interests in subsidiaries	61	4	—
Business acquisitions, net of cash acquired	(32)	—	—
Purchases of intangible assets, and other assets	(11)	(11)	(14)
Purchases of property, plant and equipment	(57)	(40)	(13)
Proceeds from sales of property, plant and equipment, and other assets	5	95	7

Net cash provided by (used in) investing activities from continuing operations	137	53	(2)

Net cash used in investing activities from discontinued operations	74	(286)	—

Net cash used in investing activities	211	(233)	(2)

Cash flows from financing activities:
Net change in short-term debt	—	3	(13)
Net change in related party financial receivables and payables	1	1	—
Proceeds from issuance of long-term debt	1	—	181
Principal repayments of long-term debt	(112)	(98)	(86)
Change in restricted cash	—	1	(7)
Dividend payments to minority interests	(4)	(6)	—

Net cash used in financing activities from continuing operations	(114)	(99)	75

Net cash provided by financing activities from discontinued operations	47	(59)	—

Net cash provided by (used in) financing activities	(67)	(158)	75

Net decrease in cash and cash equivalents	153	(505)	235
Effect of foreign exchange rate changes on cash and cash equivalents	(2)	1	—
Cash and cash equivalents at beginning of period	—	1.036	—
Cash and cash equivalents at end of period	151	532	235
Less: Cash and cash equivalents at end of period from discontinued operations	(30)	—	—

Cash and cash equivalents at end of period from continuing operations	181	532	235

For the Finance and Business Press: INFXX200907-071e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Analyst and press telephone conferences
Due to special legal restrictions about communications in conjunction with the announced rights offering and the publication of the prospectus on July 16, 2009, Infineon will not conduct an analyst and press conference call on the 2009 fiscal third quarter results today. Infineon’s investor and media relations teams will be available for questions following the publication of the earnings announcement.
IFX financial calendar (*preliminary date)
➢       Nov 19, 2009*     Earnings Release for the Fourth Quarter and Full 2009 Fiscal Year
New in the IFX pod cast section at www.infineon.com/podcast
➢      Press conference call about the sale of the Infineon Wireline Communications business
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2008 fiscal year (ending September), the company reported sales of Euro 4.3 billion with approximately 29,100 employees worldwide in continuing operations. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX) and in the USA on the over-the-counter market OTCQX International Premier (ticker symbol: IFNNY).
DISCLAIMER
This press release includes forward-looking statements and assumptions about the future of Infineon’s business and the industry in which we operate. These include statements and assumptions relating to general economic conditions, future developments in the world semiconductor market, our ability to manage our costs and to achieve our savings and growth targets, the resolution of Qimonda’s insolvency proceedings and the liabilities we may face as a result of Qimonda’s insolvency, the benefits of research and development alliances and activities, our planned levels of future investment, the introduction of new technology at our facilities, the continuing transitioning of our production processes to smaller structure sizes, our ability to continue to offer commercially viable products, and our expected or projected future results.
These forward-looking statements are subject to a number of uncertainties, including broader economic developments, including the duration and depth of the current economic downturn; trends in demand and prices for semiconductors generally and for our products in particular, as well as for the end-products, such as automobiles and consumer electronics, that incorporate our products; the success of our development efforts, both alone and with partners; the success of our efforts to introduce new production processes at our facilities; the actions of competitors; the availability of funds, including for the re-financing of our indebtedness; the outcome of antitrust investigations and litigation matters; and the outcome of Qimonda’s insolvency proceedings; as well as the other factors mentioned in this press release and those described in the “Risk Factors” section of the prospectus relating to our pending rights offering (a form of which was approved by the German Federal Financial Supervisory Authority (BaFin) on July 16, 2009 and a form of which is contained in the registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission on July 16, 2009).
As a result, Infineon’s actual results could differ materially from those contained in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. Infineon does not undertake any obligation to publicly update or revise any forward-looking statements in light of developments which differ from those anticipated.
For the Finance and Business Press: INFXX200907-071e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: July 29, 2009	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer